LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC, DC and VA	(301) 299-8092 Fax: (301) 299-8093 levensonfam@msn.com
(Not Admitted: MD)

September 27, 2005

Cicely Luckey, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc.) CIK No. 0000949394 Registration No. 333-121308

Dear Ms. Luckey:

Pursuant to out telephone conversation this morning and in response to your comment, the Company and its auditor have reviewed EITF 00-19 and FAS 133 and the convertible debt contract for determination if the conversion feature should be bifurcated as a separate derivative. In the process of making that analysis, various paragraphs of EITF 00-19 were reviewed and compared to various paragraphs of the contract.

Specifically, EITF 00-19 paragraphs 12, 14 and 17 were compared to paragraphs number 2 and 3 of the Registration Rights Agreement, paragraph 5c of the Security Purchase Agreement and paragraph 10c of the Debenture Agreement.

EITF 00-19 paragraphs 12, 14 and 17 principally deal with the following issues:

12 - Contracts that contain “any” provision that “could” require a net-cash settlement
14 - Events that are or are not within the control of the Company to deliver registered shares
17 - If delivery of registered shares is required and it does not specify any circumstances under which net-cash settlement would be permitted

Convertible Debt paragraphs cited deal with the following issues:

Registration Rights Agreement, 2 - Piggy-back registration
Registration Rights Agreement, 3 - Obligations of the Company
Registration Rights Agreement, 4 - 2% penalty provision
Registration Rights Agreement, 6d- Definition of Closing Date
Security Purchase Agreement, 5c - Penalty for non issue of free trading stock after registration is effective
Debenture Agreement, 10c - Events of default - non issue of common stock upon request of the holder

ANALYSIS

Paragraph 12 of EITF 00-19 states in part that if any provision exists that could require a net cash settlement, then the conclusion is it is a liability and a derivative. A net cash settlement is defined in paragraph 1 as a cash settlement to the party with a gain, the cash payment being equal to the gain and no shares are exchanged.

Paragraph 2 of the Registration Rights Agreement provides that after 90 days and until the third anniversary of the Closing Date, the Company shall include shares issued in conversion of the debt to be registered. That paragraph also give the Company the right (at its discretion) to not register the shares upon notice to the shareholder. Such delay to be for the same period as any delay in registering such other securities. This paragraph does not contain any provision that “could” require a net cash settlement. In addition, paragraph 6d of the Securities Purchase Agreement defines Closing Date as being the “Final Closing Date,” which is the date upon which an aggregate financing of $1,000,000 is reached or by the decision of the Company. Since the total financing total was not reached as of the financial statement date and since it otherwise is in the control of the Company to “close” the financing, there is no event outside the control of the Company that could require a registration.

Paragraph 3 of the Registration Rights Agreement provides that the Company is to prepare within 30 days after Closing Date…. A registration statement. Again, Closing Date, as defined under paragraph 6d, has not taken place as of the date of the financial statements, is within the control of the Company and therefore, there is no provision that could require a registration since the aggregate financing has not been achieved and the Company has not elected to “close” the financing.

Paragraph 5c provides that if a registration statement has been filed and approved by the SEC and if the Company fails to issue unrestricted shares pursuant thereto, then there is a penalty cash payment equal to 131% of the principal plus interest. Since the Company has an adequate number of authorized shares to issue and issuance of such shares is within the control of the Company, there is no provision that could require a net cash settlement.

Paragraph 4 of the Securities Rights Agreement provides for payments by the Company under certain circumstances. The payment called for is 2% of the outstanding principal per month. Since the Company is in control of the requirement to register shares, as previously noted, and since the penalty is 2% of the outstanding balance, under the definition of net cash settlement, this would not equate to a net cash settlement. The penalty would only apply if the Company decides on the Closing Date and if it then does not file a registration. However, if it were required to pay the penalty, it would only be the 2% and the remainder would still be settleable in unregistered stock. The definition of net cash settlement specifically states “no stock issued”. Therefore this paragraph does not create a possible net cash settlement.

Paragraph 14 of EITF 00-19 states in part that if delivery of unregistered shares is within the control of the Company then it is classified as equity. As previously noted, the Company has the control to determine the Closing Date and therefore is in control of any requirement to provide registered shares. The Company has not had a failed (or withdrawn) registration statement within the last six months, so it meets the control test outlined in this paragraph.

Paragraph 17 of EITF 00-19 deals with “required” net share settlement by delivery of registered shares. Since the contract in question is permitted to settle in unregistered shares and since the Company is in control of when and if registered shares would be issued, it is not subject to this paragraph.

Thank you for your attention. We hope that the foregoing analysis provides a robust response that permits acceleration of the effective date of the registration statement. If you have any question, please contact Walter Copeland, at 813-282-3400, or the undersigned.

Sincerely, /s/ David J. Levenson David J. Levenson

cc:	Michael McTiernan, Special Counsel Clark A. Marcus, President